Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

RKS Off-Road Corp.
5511 N Peck Road
Arcadia, CA 91006
http://rksoffroad.com

Up to $1,067,195.36 in Class C Common Stock at $2.32
Minimum Target Amount: $9,999.20

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: RKS Off-Road Corp.
Address: 5511 N Peck Road, Arcadia, CA 91006
State of Incorporation: CA
Date Incorporated: February 11, 2022

Terms:

Equity

Offering Minimum: $9,999.20 | 4,310 shares of Class C Common Stock
Offering Maximum: $1,067,195.36 | 459,998 shares of Class C Common Stock
Type of Security Offered: Class C Common Stock
Purchase Price of Security Offered: $2.32
Minimum Investment Amount (per investor): $232.00

Investment Incentives & Bonuses*

Time-Based

- Friends and Family Early Birds: Invest within the first 48 hours and receive 15% bonus shares.
- Super Early Bird Bonus: Invest within the first week and receive 10% bonus shares.
- Early Bird Bonus: Invest within the two weeks and receive 5% bonus shares.

Amount-Based

- Invest $500
  - 1 Sweet Looking RKS Camo Cap
  - $250 discount voucher on a new model RKS trailer or accessory
- Invest $1,000
  - 1 Sweet Looking RKS Camo Cap
  - $500 discount voucher on a new model RKS trailer or accessory
- Invest $2,500
  - 1 Sweet Looking RKS Camo Cap
  - 1 Incredible DUX Camo Backpack
  - $1,250 discount voucher on a new model RKS trailer or accessory
- Invest $5,000
  - 1 Sweet Looking RKS Camo Cap
  - 1 Incredible DUX Camo Backpack
  - $2,500 discount voucher on a new model RKS trailer or accessory
  - 5% bonus shares
- Invest $10,000
  - 1 Sweet Looking RKS Camo Cap
  - 1 Incredible DUX Camo Backpack
  - $5,000 discount voucher on a new model RKS trailer
  - 5% bonus shares
- Invest $25,000
  - 1 Sweet Looking RKS Camo Cap
  - 1 Incredible DUX Camo Backpack
  - $12,500 discount voucher on a new model RKS trailer
  - 5% bonus shares
- Invest $50,000
  - 1 Sweet Looking RKS Camo Cap
  - 1 Incredible DUX Camo Backpack
  - $20,000 discount voucher on a new model RKS trailer
  - 10% bonus shares

**All perks occur when the offering is complete.*

The 10% StartEngine Owners' Bonus

RKS Off-Road Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class C Common Stock at 2.32 / share, you will receive 10 additional shares of Class C Common Stock, meaning you'll own 110 shares for $232. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

The Company and its Business

Company Overview

RKS Off-Road Corp is a corporation organized under the laws of the state of California that owns RKS Off-Road LLC which is a California LLC that designs and manufactures Toy Haulers and Travel Trailers. The Company's business model consists of the production and wholesale of travel trailers focused on families who want to go off-grid in the most reliable, advanced trailer in the market. Our trailers are sold at dealerships across the USA. The Company is already in production, now expanding its product line with new design and technologies, with a product we can be proud to call American.

Corporate Structure

RKS Off-Road LLC, formed on October 15, 2019, is the operating company. RKS Off-Road Corp, formed on February 21, 2022, is a parent holding company and the sole owner of RKS Off-Road LLC. RKS Off-Road Corp will fund RKS Off-Road LLC monthly based on an approved budgetary spend. All funds raised to the corporation from equity or debt will fund the LLC operations with the following exceptions: overhead associated to the corporation, purchase of tooling and equipment in support of the LLC, and the filing and maintenance of intellectual property.

Intellectual Property

RKS Off-Road Corp plans to file 3 design patent applications and 1 utility patent this year.

Competitors and Industry

The North American RV Industry was valued at $26.7B in 2020 and is projected to grow at a compound annual growth rate of 5% to reach $35.7B by 2026.*

*Source: https://www.mordorintelligence.com/industry-reports/north-america-recreational-vehicle-market#:~:text=The%20North%20American%20recreational%20vehicle%20(RV)%20market%20was%20valued%20at,period%20(2021%20%E2%80%9

The Company has several major competitors in the trailer market. Some of the top competitors in our industry include Forest River RV, Heartland RV, and Keystone RV. Forest River is the industry leader for travel trailers and the Company's primary competition in the toy hauler industry. Heartland RV and Keystone RV also own a significant market share and have more than a dozen product lines of product between them. ATC and Imperial Outdoors are direct competitors of similar size and development. Despite the present competitive landscape, the Company stands out in the travel trailer industry because we bring quality and technological advancements the industry has never seen before.

Current Stage and Roadmap

The Company's 'PURPOSE' off-road travel trailers are currently on the market and generating sales, with the next generation of product currently in development. The 'MOTIVE' off-road toy hauler trailers are currently in development with the first concept build in process. That product debuted in March 2022 at a large motor sports show, with production start planned in the summer of this year.

The Company's efforts for the next few years will be focused on expanding market share to other countries, expanding in the toy hauler segment, and sales of technology and design to other OEMs and aftersales. We have three new product launches planned over the next 12 months, including MOTIVE 19, MOTIVE 19HD, and MOTIVE 29HD.

The Team

Officers and Directors

Name: Elisabeth Gritsch

Elisabeth Gritsch's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO/President & Director
  Dates of Service: February 11, 2022 - Present
  Responsibilities: General supervision, direction and control of the business and the officers of the corporation. The CEO has taken no salary in the past. Now that the corporation has acquired the LLC, the CEO will take a modest salary of $10k per month plus $10k per month in equity compensation.

Other business experience in the past three years:

- **Employer:** Lux-Liner
  Title: Partner
  Dates of Service: May 20, 2014 - Present
  Responsibilities: Consulting - Strategy. Elisabeth spends 1 hour per month on Lux-Liner.

Other business experience in the past three years:

- **Employer:** Deluxe Liner
  Title: Partner
  Dates of Service: March 03, 2018 - Present
  Responsibilities: Executive duties. Elisabeth spends 1 hour per month on Deluxe Liner.

Other business experience in the past three years:

- **Employer:** RKS Off-Road LLC

Title: CEO
Dates of Service: October 15, 2019 - Present
Responsibilities: Management of the daily operations and strategic positioning of the company. She maintains the focus of the company on targets associated with product design, manufacturing and profits.

Name: Travis King

Travis King's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO & Director
  Dates of Service: February 11, 2022 - Present
  Responsibilities: General supervision, direction and control of product strategy and design. The CFO has taken no salary in the past. Now that the corporation has acquired the LLC, the CFO will take a modest salary of $10k per month plus $10k per month in equity compensation.

Other business experience in the past three years:

- **Employer:** Lux-Liner
  Title: Partner
  Dates of Service: May 20, 2014 - Present
  Responsibilities: Consulting - Strategy, Finance. Travis spends 1 hour per month on Lux-Liner.

Other business experience in the past three years:

- **Employer:** Deluxe Liner
  Title: Partner
  Dates of Service: March 03, 2018 - Present
  Responsibilities: Executive duties. Travis spends 1 hour per month on Deluxe Liner.

Other business experience in the past three years:

- **Employer:** RKS Off-Road LLC
  Title: Partner
  Dates of Service: October 15, 2019 - Present
  Responsibilities: The management of the product and design of trailers for manufacturing and the progression of advanced engineering.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in RKS Off-Road Corp. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class C Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class C Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class C Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our MOTIVE. Delays or cost overruns in the development of our MOTIVE and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Class C Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to

companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
RKS Off-Road Corp.'s wholly-owned subsidiary and operating entity, RKS Off-Road LLC, was formed on Oct. 15, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. RKS Off-Road LLC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively limited revenue. If you are investing in this company, it's because you think that PURPOSE and MOTIVE trailers are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Elisabeth Gritsch	2,000,000	Class A Common Stock	46.7%
Travis King	2,000,000	Class A Common Stock	46.7%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Class C Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 459,998 of Class C Common Stock.

Class A Common Stock

The amount of security authorized is 20,000,000 with a total of 4,000,000 outstanding.

Voting Rights

Each share of Class "A" Common Stock shall be entitled to three (3) votes per share, and each such share shall have full voting rights and powers as established in the Company's Articles of Incorporation and shall be entitled to notice of any meeting of the shareholders in accordance with the Bylaws of the Company. Except as otherwise provided or as required by law, each share of Class "A" Common Stock shall vote together with the other classes of Common Stock that are entitled to vote at any annual or special meeting of the shareholders and not as a separate class, and may act by written consent in the same manner as all other classes of Common Stock that are entitled to vote.

Material Rights

Right of First Refusal; Co-Sale; Drag-Along; Additional Assessments

Except for an Approved Sale, no Shareholder shall directly or indirectly solicit, initiate, or participate in any discussions or negotiations with, or encourage or respond to any inquiries or proposals by any person or group concerning any transfer of Shares unless such Shareholder has given written notification to the Board of Directors of the Company of such Shareholder's intention to solicit, initiate, or participate in such discussions or negotiations or of the receipt of any such inquiries or proposals at least five (5) business days prior to the initiation of such discussions, negotiations, encouragement, or response. In addition to the foregoing, except for Permitted Transfers and an Approved Sale, before any Shareholder (a "Seller") may effect any Transfer of Shares, the Seller shall deliver to the Company and the other Shareholders a written notice signed by the Seller (the "Seller's Notice") stating (a) the Seller's bona fide intention to transfer such Shares; (b) the name and address of each proposed transferee; (c) the number of Shares to be Transferred to each transferee (the "Transfer Shares"); and (d) the bona fide cash price or other consideration for the Shares the Seller proposes to Transfer (the "Offered Price"). A copy of any written offer, if available, shall be attached to the Seller's Notice. If a copy of a written offer is not available, a statement of the terms of the offer and any material facts shall be attached to the Seller's Notice.

Right of First Refusal

(a) Upon receipt of a Seller's Notice, the Company shall have the irrevocable and exclusive option to purchase all or any portion of the Transfer Shares. The Company shall deliver a written notice (the "Company Notice") to the Seller and each Shareholder of its election to purchase such Transfer Shares within forty-five (45) days of the receipt of the Seller's Notice.

(b) To the extent the Company does not elect to purchase all of the Transfer Shares or fails to deliver the Company Notice within the applicable time period, each Shareholder (other than the Seller) shall then have the irrevocable and exclusive option to purchase such Shareholder's Pro Rata Share of the number of Transfer Shares not elected to be purchased by the Company. Within ten (10) days after delivery of the Company Notice, or the expiration of the forty-five (45) day period following delivery of the Seller's Notice if the Company fails to deliver the Company Notice, each Shareholder shall deliver a written notice to the Seller, the Company and each other Shareholder of his, her, or its election to purchase such Transfer Shares. To the extent any Shareholder does not elect to purchase his full Pro Rata Share of such remaining Transfer Shares or fails to deliver a notice within the applicable time period, each other Shareholder that has elected to purchase his/her/its full Pro Rata shall be entitled to purchase up to all of the remaining Transfer Shares. If there is an oversubscription, the oversubscribed amount shall be allocated pro rata among the fully electing Shareholders, or otherwise as they may agree.

Closing of Right of First Refusal

The purchase price for the Transfer Shares to be purchased by the Company or another Shareholder of the Company shall be the Offered Price. If the Offered Price includes consideration other than cash, the cash equivalent value of the non-cash consideration shall be determined by the Board of Directors in good faith, which determination shall be binding upon the Company, each Shareholder, and the Seller, absent fraud or manifest error. Payment of the purchase price shall be made within sixty (60) days after expiration of all applicable periods set forth above. Payment of the purchase price shall be made, at the option of the Company or the exercising Shareholder, as the case may be, (a) in cash (by wire transfer or check), (b) by cancellation of all or a portion of any outstanding indebtedness of the Seller to the Company or Shareholder, as the case may be, (c) by any combination of the foregoing, or (d) on the same terms and conditions as proposed in the Seller's Notice. The Company shall have the additional option to pay all or any portion of the Offered Price by delivery of twenty percent (20%) of the Offered Price in cash and the remainder by delivery of a Promissory Note, which Promissory Note shall be payable in four (4) equal annual installments over a period of four (4) years from the date of issuance and shall bear interest at the Prime Rate (a "Note"). Upon delivery of the purchase price, the Seller shall have no further rights as a holder of the Transfer Shares (other than the right to receive payment of such consideration in accordance with this Agreement), and the Seller shall immediately cause all certificate(s) evidencing such Transfer Shares to be surrendered for Transfer to the Company or the purchasing Shareholder, as the case may be.

Seller's Right to Transfer

If the Company and the Shareholders have not elected to purchase all of the Transfer Shares, then, subject to the Shareholder's right of co-sale set forth in Section 5.10, hereto, and subject to the Company's express written approval, the Seller may transfer the remaining Transfer Shares to any person named as a transferee in the Seller's Notice, at the Offered Price or a higher price, provided that such Transfer: (a) is consummated within sixty (60) days after the expiration of all applicable periods set forth above; (b) is on terms no more favorable to the transferee that the terms proposed in the Seller's Notice; (c) is in accordance with all the terms of this Agreement; and (d) is expressly agreed to, in writing, by the Board of Directors. If the Transfer Shares are not so Transferred during such period, then the Seller may not Transfer any such Transfer Shares without complying again in full with the provisions of this Agreement. No Transfer of any Shares by any Shareholder shall become effective unless and until: (i) the transferee (unless already subject to this Agreement) executes and delivers to the Company a counterpart to this Agreement, agreeing to be treated in the same manner as the Seller; and (ii) the Company receives from the transferee any and all other information and agreements that the Board of Directors may reasonably require, including, but not limited to, any taxpayer identification number and any agreement that may be required by any taxing jurisdiction. Upon such Transfer and such execution and delivery of a counterpart to this Agreement, the transferee shall be bound by, and entitled to the benefits of, this Agreement with respect to the Transfer Shares in the same manner as the Seller.

Right of Co-Sale

If all of the Transfer Shares proposed to be sold by a Seller are not purchased by the Company or the other Shareholders, as provided in this Article, the Seller shall deliver a notice to each non-purchasing Shareholder, informing him, her, or it of the number of Shares not elected to be purchased by the Company or the purchasing Shareholders and the number of Transfer Shares still held by the Seller (the "Co-Sale Shares"). Each non-purchasing Shareholder shall have the right, exercisable upon written notice to Seller within five (5) days after the receipt of such notice, to elect to sell with the Seller to the transferee, all or any part of the Shares held by such nonpurchasing Shareholder. The Seller shall use all commercially reasonable efforts to arrange for the sale to the transferee of all Shares requested by such Shareholder to be sold in such Transfer. If the transferee is unwilling to purchase all such Shares, then the number of Shares that may be sold by the Seller and each such Shareholder in such Transfer shall be reduced to the product obtained by multiplying (i) the aggregate number of Shares that the transferee is willing to acquire by (ii) a fraction, the numerator of which is the number of Shares requested to be Transferred by the Seller in the Seller's Notice or by such Shareholder in the notice delivered under this Section 5.10, as applicable, and the denominator of which is the combined number of Shares so requested to be Transferred by the Seller and all participating Shareholders. The Shares to be sold shall be transferred by the Seller and the participating Shareholders to the transferee in consummation of the sale of the Shares pursuant to the terms and conditions specified in the Seller's Notice.

Drag Along Rights

If the holders of at least seventy percent (70%) of the respective votes of the Shares then outstanding (collectively "Control Sellers," and each, individually, a "Control Seller") approve a Transfer of more than a majority of the outstanding Shares, in a transaction or series of related transactions, to a Person who has no interest, direct or indirect, in the Company or any Control Seller (an "Approved Sale"), each other holder of Shares (each such holder a "Non-Control Seller") shall consent to and raise no objections against the Approved Sale, and if the Approved Sale is structured as a sale of Shares, each Non-Control Seller shall, if requested by the Control Sellers, sell (or otherwise Transfer) the same proportion of his Shares as the proportion of the Shares being Transferred by the Control Sellers in such transaction or related series of transactions, in the same terms and conditions received by the Control Sellers. Each Non-Control Seller shall promptly take all actions necessary or desirable (in the reasonable judgment of the Control Sellers) to facilitate the consummation of the Approved Sale (whether in such Non-Control Seller's capacity as a Shareholder or Director of the Company, or otherwise). Without limiting the foregoing, (a) if the Approved Sale is structured as an asset sale, merger, consolidation, reorganization, or similar transaction, each Non-Control Seller shall vote in favor of such transaction and waive any dissenters' rights, appraisal rights, or similar rights in connection with such transaction; (b) if the Approved Sale is structured as a sale or exchange of Shares, each Non-Control Seller shall sell or exchange the Shares held by such Non-Control Seller on the terms and conditions approved by the Control Sellers; and (c) each Non-Control Seller shall enter into and become a party to any merger agreement, share purchase agreement, asset purchase agreement, or other agreement entered into by the Company and/or the Control Sellers in order to effect such Approved Sale and shall be bound by the same obligations under such Agreement as the Control Sellers. The Company or the Control Sellers shall notify the Non-Control Sellers in writing not less than thirty (30) days prior to the proposed consummation of an Approved Sale of its intention to exercise the drag-along rights under this Section 5.11. Each Non-Control Seller shall agree not to directly or indirectly, without the prior written consent of the Company, disclose to any other Person, other than to such Non-Control Seller's legal counsel in confidence or as otherwise required by law, any information related to such potential sale of the Company.

Class B Common Stock

The amount of security authorized is 60,000,000 with a total of 962,335 outstanding.

Voting Rights

Each share of Class "B" Common Stock shall be entitled to one (1) vote per share, and each such share shall have full voting rights and powers as established in the Company's Articles of Incorporation and shall be entitled to notice of any meeting of the shareholders in accordance with the Bylaws of the Company. Except as otherwise provided herein or as required by law, each share of Class "B" Common Stock shall vote together with the other classes of Common Stock that are entitled to vote at any annual or special meeting of the shareholders and not as a separate class, and may act by written consent in the same manner as all other classes of Common Stock that are entitled to vote.

Material Rights

The total amount outstanding includes 962,335 shares to be issued pursuant to outstanding warrants.

Right of First Refusal; Co-Sale; Drag-Along; Additional Assessments

Except for an Approved Sale, no Shareholder shall directly or indirectly solicit, initiate, or participate in any discussions or negotiations with, or encourage or respond to any inquiries or proposals by any person or group concerning any transfer of Shares unless such Shareholder has given written notification to the Board of Directors of the Company of such Shareholder's intention to solicit, initiate, or participate in such discussions or negotiations or of the receipt of any such inquiries or proposals at least five (5) business days prior to the initiation of such discussions, negotiations, encouragement, or response. In addition to the foregoing, except for Permitted Transfers and an Approved Sale, before any Shareholder (a "Seller") may effect any Transfer of Shares, the Seller shall deliver to the Company and the other Shareholders a written notice signed by the Seller (the "Seller's Notice") stating (a) the Seller's bona fide intention to transfer such Shares; (b) the name and address of each proposed transferee; (c) the number of Shares to be Transferred to each transferee (the "Transfer Shares"); and (d) the bona fide cash price or other consideration for the Shares the Seller proposes to Transfer (the "Offered Price"). A copy of any written offer, if available, shall be attached to the Seller's Notice. If a copy of a written offer is not available, a statement of the terms of the offer and any material facts shall be attached to the Seller's Notice.

Right of First Refusal

(a) Upon receipt of a Seller's Notice, the Company shall have the irrevocable and exclusive option to purchase all or any portion of the Transfer Shares. The Company shall deliver a written notice (the "Company Notice") to the Seller and each Shareholder of its election to purchase such Transfer Shares within forty-five (45) days of the receipt of the Seller's Notice.

(b) To the extent the Company does not elect to purchase all of the Transfer Shares or fails to deliver the Company Notice within the applicable time period, each Shareholder (other than the Seller) shall then have the irrevocable and exclusive option to purchase such Shareholder's Pro Rata Share of the number of Transfer Shares not elected to be purchased by the Company. Within ten (10) days after delivery of the Company Notice, or the expiration of the forty-five (45) day period following delivery of the Seller's Notice if the Company fails to deliver the Company Notice, each Shareholder shall deliver a written notice to the Seller, the Company and each other Shareholder of his, her, or its election to purchase such Transfer Shares. To the extent any Shareholder does not elect to purchase his full Pro Rata Share of such remaining Transfer Shares or fails to deliver a notice within the applicable time period, each other Shareholder that has elected to purchase his/her/its full Pro Rata shall be entitled to purchase up to all of the remaining Transfer Shares. If there is an oversubscription, the oversubscribed amount shall be allocated pro rata among the fully electing Shareholders, or otherwise as they may agree.

Closing of Right of First Refusal

The purchase price for the Transfer Shares to be purchased by the Company or another Shareholder of the Company shall be the Offered Price. If the Offered Price includes consideration other than cash, the cash equivalent value of the non-cash consideration shall be determined by the Board of Directors in good faith, which determination shall be binding upon the Company, each Shareholder, and the Seller, absent fraud or manifest error. Payment of the purchase price shall be made within sixty (60) days after expiration of all applicable periods set forth above. Payment of the purchase price shall be made, at the option of the Company or the exercising Shareholder, as the case may be, (a) in cash (by wire transfer or check), (b) by cancellation of all or a portion of any outstanding indebtedness of the Seller to the Company or Shareholder, as the case may be, (c) by any combination of the foregoing, or (d) on the same terms and conditions as proposed in the Seller's Notice. The Company shall have the additional option to pay all or any portion of the Offered Price by delivery of twenty percent (20%) of the Offered Price in cash and the remainder by delivery of a Promissory Note, which Promissory Note shall be payable in four (4) equal annual installments over a period of four (4) years from the date of issuance and shall bear interest at the Prime Rate (a "Note"). Upon delivery of the purchase price, the Seller shall have no further rights as a holder of the Transfer Shares (other than the right to receive payment of such consideration in accordance with this Agreement), and the Seller shall immediately cause all certificate(s) evidencing such Transfer Shares to be surrendered for Transfer to the Company or the purchasing Shareholder, as the case may be.

Seller's Right to Transfer

If the Company and the Shareholders have not elected to purchase all of the Transfer Shares, then, subject to the Shareholder's right of co-sale set forth in Section 5.10, hereto, and subject to the Company's express written approval, the Seller may transfer the remaining Transfer Shares to any person named as a transferee in the Seller's Notice, at the Offered Price or a higher price, provided that such Transfer: (a) is consummated within sixty (60) days after the expiration of all applicable periods set forth above; (b) is on terms no more favorable to the transferee that the terms proposed in the Seller's Notice; (c) is in accordance with all the terms of this Agreement; and (d) is expressly agreed to, in writing, by the Board of Directors. If the Transfer Shares are not so Transferred during such period, then the Seller may not Transfer any such Transfer Shares without complying again in full with the provisions of this Agreement. No Transfer of any Shares by any Shareholder shall become effective unless and until: (i) the transferee (unless already subject to this Agreement) executes and delivers to the Company a counterpart to this Agreement, agreeing to be treated in the same manner as the Seller; and (ii) the Company receives from the transferee any and all other information and agreements that the Board of Directors may reasonably require, including, but not limited to, any taxpayer identification number and any agreement that may be required by any taxing jurisdiction. Upon such Transfer and such execution and delivery of a counterpart to this Agreement, the transferee shall be bound by, and entitled to the benefits of, this Agreement with respect to the Transfer Shares in the same manner as the Seller.

Right of Co-Sale

If all of the Transfer Shares proposed to be sold by a Seller are not purchased by the Company or the other Shareholders, as provided in this Article, the Seller shall deliver a notice to each non-purchasing Shareholder, informing him, her, or it of the number of Shares not elected to be purchased by the Company or the purchasing Shareholders and the number of Transfer Shares still held by the Seller (the "Co-Sale Shares"). Each non-purchasing Shareholder shall have the right, exercisable upon written notice to Seller within five (5) days after the receipt of such notice, to elect to sell with the Seller to the transferee, all or any part of the Shares held by such nonpurchasing Shareholder. The Seller shall use all commercially reasonable efforts to arrange for the sale to the transferee of all Shares requested by such Shareholder to be sold in such Transfer. If the transferee is unwilling to purchase all such Shares, then the number of Shares that may be sold by the Seller and each such Shareholder in such Transfer shall be reduced to the product obtained by multiplying (i) the aggregate number of Shares that the transferee is willing to acquire by (ii) a fraction, the numerator of which is the number of Shares requested to be Transferred by the Seller in the Seller's Notice or by such Shareholder in the notice delivered under this Section 5.10, as applicable, and the denominator of which is the combined number of Shares so requested to be Transferred by the Seller and all participating Shareholders. The Shares to be sold shall be transferred by the Seller and the participating Shareholders to the transferee in consummation of the sale of the Shares pursuant to the terms and conditions specified in the Seller's Notice.

Drag Along Rights

If the holders of at least seventy percent (70%) of the respective votes of the Shares then outstanding (collectively "Control Sellers," and each, individually, a "Control Seller") approve a Transfer of more than a majority of the outstanding Shares, in a transaction or series of related transactions, to a Person who has no interest, direct or indirect, in the Company or any Control Seller (an "Approved Sale"), each other holder of Shares (each such holder a "Non-Control Seller") shall consent to and raise no objections against the Approved Sale, and if the Approved Sale is structured as a sale of Shares, each Non-Control Seller shall, if requested by the Control Sellers, sell (or otherwise Transfer) the same proportion of his Shares as the proportion of the Shares being Transferred by the Control Sellers in such transaction or related series of transactions, in the same terms and conditions received by the Control Sellers. Each Non-Control Seller shall promptly take all actions necessary or desirable (in the reasonable judgment of the Control Sellers) to facilitate the consummation of the Approved Sale (whether in such Non-Control Seller's capacity as a Shareholder or Director of the Company, or otherwise). Without limiting the foregoing, (a) if the Approved Sale is structured as an asset sale, merger, consolidation, reorganization, or similar transaction, each Non-Control Seller shall vote in favor of such transaction and waive any dissenters' rights, appraisal rights, or similar rights in connection with such transaction; (b) if the Approved Sale is structured as a sale or exchange of Shares, each Non-Control Seller shall sell or exchange the Shares held by such Non-Control Seller on the terms and conditions approved by the Control Sellers; and (c) each Non-Control Seller shall enter into and become a party to any merger agreement, share purchase agreement, asset purchase agreement, or other agreement entered into by the Company and/or the Control Sellers in order to effect such Approved Sale and shall be bound by the same obligations under such Agreement as the Control Sellers. The Company or the Control Sellers shall notify the Non-Control Sellers in writing not less than thirty (30) days prior to the proposed consummation of an Approved Sale of its intention to exercise the drag-along rights under this Section 5.11. Each Non-Control Seller shall agree not to directly or indirectly, without the prior written consent of the Company, disclose to any other Person, other than to such Non-Control Seller's legal counsel in confidence or as otherwise required by law, any information related to such potential sale of the Company.

Class C Common Stock

The amount of security authorized is 20,000,000 with a total of 324,000 outstanding.

Voting Rights

There are no voting rights associated with Class C Common Stock.

Material Rights

Right of First Refusal; Co-Sale; Drag-Along; Additional Assessments

Except for an Approved Sale, no Shareholder shall directly or indirectly solicit, initiate, or participate in any discussions or negotiations with, or encourage or respond to any inquiries or proposals by any person or group concerning any transfer of Shares unless such Shareholder has given written notification to the Board of Directors of the Company of such Shareholder's intention to solicit, initiate, or participate in such discussions or negotiations or of the receipt of any such inquiries or proposals at least five (5) business days prior to the initiation of such discussions, negotiations, encouragement, or response. In addition to the foregoing, except for Permitted Transfers and an Approved Sale, before any Shareholder (a "Seller") may effect any Transfer of Shares, the Seller shall deliver to the Company and the other Shareholders a written notice signed by the Seller (the "Seller's Notice") stating (a) the Seller's bona fide intention to transfer such Shares; (b) the name and address of each proposed transferee; (c) the number of Shares to be Transferred to each transferee (the "Transfer Shares"); and (d) the bona fide cash price or other consideration for the Shares the Seller proposes to Transfer (the "Offered Price"). A copy of any written offer, if available, shall be attached to the Seller's Notice. If a copy of a written offer is not available, a statement of the terms of the offer and any material facts shall be attached to the Seller's Notice.

Right of First Refusal

(a) Upon receipt of a Seller's Notice, the Company shall have the irrevocable and exclusive option to purchase all or any portion of the Transfer Shares. The Company shall deliver a written notice (the "Company Notice") to the Seller and each Shareholder of its election to purchase such Transfer Shares within forty-five (45) days of the receipt of the Seller's Notice.

(b) To the extent the Company does not elect to purchase all of the Transfer Shares or fails to deliver the Company Notice within the applicable time period, each Shareholder (other than the Seller) shall then have the irrevocable and exclusive option to purchase such Shareholder's Pro Rata Share of the number of Transfer Shares not elected to be purchased by the Company. Within ten (10) days after delivery of the Company Notice, or the expiration of the forty-five (45) day period following delivery of the Seller's Notice if the Company fails to deliver the Company Notice, each Shareholder shall deliver a written notice to the Seller, the Company and each other Shareholder of his, her, or its election to purchase such Transfer Shares. To the extent any Shareholder does not elect to purchase his full Pro Rata Share of such remaining Transfer Shares or fails to deliver a notice within the applicable time period, each other Shareholder that has elected to purchase his/her/its full Pro Rata shall be entitled to purchase up to all of the remaining Transfer Shares. If there is an oversubscription, the oversubscribed amount shall be allocated pro rata among the fully electing Shareholders, or otherwise as they may agree.

Closing of Right of First Refusal

The purchase price for the Transfer Shares to be purchased by the Company or another Shareholder of the Company shall be the Offered Price. If the Offered Price includes consideration other than cash, the cash equivalent value of the non-cash consideration shall be determined by the Board of Directors in good faith, which determination shall be binding upon the Company, each Shareholder, and the Seller, absent fraud or manifest error. Payment of the purchase price shall be made within sixty (60) days after expiration of all applicable periods set forth above. Payment of the purchase price shall be made, at the option of the Company or the exercising Shareholder, as the case may be, (a) in cash (by wire transfer or check), (b) by cancellation of all or a portion of any outstanding indebtedness of the Seller to the Company or Shareholder, as the case may be, (c) by any combination of the foregoing, or (d) on the same terms and conditions as proposed in the Seller's Notice. The Company shall have the additional option to pay all or any portion of the Offered Price by delivery of twenty percent (20%) of the Offered Price in cash and the remainder by delivery of a Promissory Note, which Promissory Note shall be payable in four (4) equal annual installments over a period of four (4) years from the date of issuance and shall bear interest at the Prime Rate (a "Note"). Upon delivery of the purchase price, the Seller shall have no further rights as a holder of the Transfer Shares (other than the right to receive payment of such consideration in accordance with this Agreement), and the Seller shall immediately cause all certificate(s) evidencing such Transfer Shares to be surrendered for Transfer to the Company or the purchasing Shareholder, as the case may be.

Seller's Right to Transfer

If the Company and the Shareholders have not elected to purchase all of the Transfer Shares, then, subject to the Shareholder's right of co-sale set forth in Section 5.10, hereto, and subject to the Company's express written approval, the Seller may transfer the remaining Transfer Shares to any person named as a transferee in the Seller's Notice, at the Offered Price or a higher price, provided that such Transfer: (a) is consummated within sixty (60) days after the expiration of all applicable periods set forth above; (b) is on terms no more favorable to the transferee that the terms proposed in the Seller's Notice; (c) is in accordance with all the terms of this Agreement; and (d) is expressly agreed to, in writing, by the Board of Directors. If the Transfer Shares are not so Transferred during such period, then the Seller may not Transfer any such Transfer Shares without complying again in full with the provisions of this Agreement. No Transfer of any Shares by any Shareholder shall become effective unless and until: (i) the transferee (unless already subject to this Agreement) executes and delivers to the Company a counterpart to this Agreement, agreeing to be treated in the same manner as the Seller; and (ii) the Company receives from the transferee any and all other information and agreements that the Board of Directors may reasonably require, including, but not limited to, any taxpayer identification number and any agreement that may be required by any taxing jurisdiction. Upon such Transfer and such execution and delivery of a counterpart to this Agreement, the transferee shall be bound by, and entitled to the benefits of, this Agreement with respect to the Transfer Shares in the same manner as the Seller.

Right of Co-Sale

If all of the Transfer Shares proposed to be sold by a Seller are not purchased by the Company or the other Shareholders, as provided in this Article, the Seller shall deliver a notice to each non-purchasing Shareholder, informing him, her, or it of the number of Shares not elected to be purchased by the Company or the purchasing Shareholders and the number of Transfer Shares still held by the Seller (the "Co-Sale Shares"). Each non-purchasing Shareholder shall have the right, exercisable upon written notice to Seller within five (5) days after the receipt of such notice, to elect to sell with the Seller to the transferee, all or any part of the Shares held by such nonpurchasing Shareholder. The Seller shall use all commercially reasonable efforts to arrange for the sale to the transferee of all Shares requested by such Shareholder to be sold in such Transfer. If the transferee is unwilling to purchase all such Shares, then the number of Shares that may be sold by the Seller and each such Shareholder in such Transfer shall be reduced to the product obtained by multiplying (i) the aggregate number of Shares that the transferee is willing to acquire by (ii) a fraction, the numerator of which is the number of Shares requested to be Transferred by the Seller in the Seller's Notice or by such Shareholder in the notice delivered under this Section 5.10, as applicable, and the denominator of which is the combined number of Shares so requested to be Transferred by the Seller and all participating Shareholders. The Shares to be sold shall be transferred by the Seller and the participating Shareholders to the transferee in consummation of the sale of the Shares pursuant to the terms and conditions specified in the Seller's Notice.

Drag Along Rights

If the holders of at least seventy percent (70%) of the respective votes of the Shares then outstanding (collectively "Control Sellers," and each, individually, a "Control Seller") approve a Transfer of more than a majority of the outstanding Shares, in a transaction or series of related transactions, to a Person who has no interest, direct or indirect, in the Company or any Control Seller (an "Approved Sale"), each other holder of Shares (each such holder a "Non-Control Seller") shall consent to and raise no objections against the Approved Sale, and if the Approved Sale is structured as a sale of Shares, each Non-Control Seller shall, if requested by the Control Sellers, sell (or otherwise Transfer) the same proportion of his Shares as the proportion of the Shares being Transferred by the Control Sellers in such transaction or related series of transactions, in the same terms and conditions received by the Control Sellers. Each Non-Control Seller shall promptly take all actions necessary or desirable (in the reasonable judgment of the Control Sellers) to facilitate the consummation of the Approved Sale (whether in such Non-Control Seller's capacity as a Shareholder or Director of the Company, or otherwise). Without limiting the foregoing, (a) if the Approved Sale is structured as an asset sale, merger, consolidation, reorganization, or similar transaction, each Non-Control Seller shall vote in favor of such transaction and waive any dissenters' rights, appraisal rights, or similar rights in connection with such transaction; (b) if the Approved Sale is structured as a sale or exchange of Shares, each Non-Control Seller shall sell or exchange the Shares held by such Non-Control Seller on the terms and conditions approved by the Control Sellers; and (c) each Non-Control Seller shall enter into and become a party to any merger agreement, share purchase agreement, asset purchase agreement, or other agreement entered into by the Company and/or the Control Sellers in order to effect such Approved Sale and shall be bound by the same obligations under such Agreement as the Control Sellers. The Company or the Control Sellers shall notify the Non-Control Sellers in writing not less than thirty (30) days prior to the proposed consummation of an Approved Sale of its intention to exercise the drag-along rights under this Section 5.11. Each Non-Control Seller shall agree not to directly or indirectly, without the prior written consent of the Company, disclose to any other Person, other than to such Non-Control Seller's legal counsel in confidence or as otherwise required by law, any information related to such potential sale of the Company.

What it means to be a minority holder

As a minority holder of Class C Common Stock of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 4,000,000
  Use of proceeds: Founders Member Units Acquired from LLC
  Date: March 11, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 858,683
  Use of proceeds: Founders
  Date: March 11, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class C Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 324,000
  Use of proceeds: Founders - Employees
  Date: March 11, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $447,791, large growth compared to fiscal year 2020 revenue of $20,958. The increase was due to the launch of the Purpose trailer and delivery of 10 units to our first 7 dealerships. We believe that focusing on domestic first and establishing the brand as a premium off-grid trailer first was important for branding prior to expanding to international markets. Our philosophy is to start slow in sales, prepare operations and infrastructure, then ramp up sales rapidly.

Cost of Sales

Cost of sales in 2021 was $614,980, an increase of approximately $500,000, from costs of $109,266 in fiscal year 2020. The increase was largely due to the launch of the Purpose trailer.

Gross Margins

2021 gross profit decreased by $80,000 over 2020 gross profit. The negative gross profit was due to high costs of inventory at start of production and running production at low volumes with units built one at a time instead of batch. The high cost of inventory was also caused by the COVID pandemic, paying premium costs to get inventory and expediting to meet production deadlines.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, research and development expenses, and overhead costs. Expenses in 2021 increased $443,516 from 2020. Approximately $60,000 of this increase was due to increased sales and marketing expense. The Company hired 5 employees in 2021, all in operations and assembly.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are launching our higher margin and volume Toy Hauler product and building brand awareness. Past cash was primarily generated through sales and equity investments. Our goal is to reach positive cash flow from operations this year. We plan to achieve this through brand awareness, international and domestic sales expansion, and the introduction of a higher-margin product. We also have some key partnership opportunities that will introduce new channels for our products and parts.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2022, the Company has capital resources available in the form of $50,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support the launch of Motive Series trailers and growth of resources to ramp up production.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 75% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for one month. This is based on a current monthly burn rate of $50,000 for expenses related to wages, inventory, and overhead.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for one year and ten months. This is based on a current monthly burn rate of $50,000 for expenses related to wages, inventory, and overhead.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including private equity placement. There are no current term sheets outstanding.

Indebtedness

- **Creditor:** Red Rabbit
  Amount Owed: $30,000.00
  Interest Rate: 4.0%
  Maturity Date: June 15, 2022

- **Creditor:** Apur Parikh
  Amount Owed: $125,000.00
  Interest Rate: 12.0%
  Maturity Date: July 18, 2022
  Debt holds collateral against Employee Retention Credit where RKS Off-Road LLC filed in January 2022 for a refund of $125,000. If not paid on time, then the interest rate climbs to 18%.

- **Creditor:** Apur Parikh
  Amount Owed: $50,000.00
  Interest Rate: 18.0%
  Maturity Date: September 22, 2022

- **Creditor:** Ron Hanstad
  Amount Owed: $25,000.00
  Interest Rate: 6.0%
  Maturity Date: May 30, 2022

- **Creditor:** USAA
  Amount Owed: $14,147.00
  Interest Rate: 4.29%
  Maturity Date: February 10, 2026

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $12,264,297.20

Valuation Details:

In formulating its valuation, RKS Off-Road Corp. considered the present value of its projected EBITDA. Within the RV industry, PE ratios are around 7x for OEMs. The Company multiplied its projected 2023 EBITDA by seven and then reduced this amount, discounting for time, minority interest, and lack of marketability of shares. The projected earnings for 2023 are $1.9M, with revenues expected at $20.3M. We set our valuation at $12.3M, far less than 1x revenue and close to the industry PE performance.

Dividing the valuation ($12,264,297.20) by the number of fully-diluted outstanding shares (5,286,335) results in a price per share of $2.32. The Company is offering Class C Common Stock (non-voting) at a price of $2.32/share.

The Company set its valuation internally without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company has three classes of stock with outstanding shares, and in making this calculation, we have assumed all warrants are exercised.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.20 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Research & Development*
  94.5%
  Getting the new MOTIVE product into production is the most critical project for the future of the company.

If we raise the over allotment amount of $1,067,195.36, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Inventory*
  50.0%
  Purchase enough inventory to ramp up production. Current production is one unit per month, plan to increase to 12 per month by the end of 2022.
- *Research & Development*
  10.0%
  Finish development of MOTIVE for production, running CAE analysis and DFMEAs for risk mitigation on the product.
- *Marketing*
  10.0%
  Brand building awareness around RKS, target to be 'the' premier toy hauler. Establish a presence in the UTV and off-road communities.
- *Company Employment*
  20.0%
  Increase production and support staff for revenue growth. Must increase floor staff and a few office support to increase production to 12 units per month.
- *Operations*
  4.5%
  Need to cover some overhead costs initially as we grow, includes building improvements and equipment/system acquisitions.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://rksoffroad.com (http://rksoffroad.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/rksoffroad

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR RKS Off-Road Corp.

[See attached]

RKS OFF-ROAD LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
RKS Off-Road LLC
Arcadia, California

We have reviewed the accompanying financial statements of RKS Off-Road LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 31, 2022
Los Angeles, California

RKS OFF-ROAD LLC

BALANCE SHEET

(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	5,992	$	120,565
Acccounts Receivable, net		1,629		-
Inventory		245,836		-
Prepaids and Other Current Assets		15,460		5,274
Total current assets		**268,916**		**125,839**
Property and Equipment, net		22,545		-
Total assets	**$**	**291,461**	**$**	**125,839**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	482,777	$	51,657
Credit Card		20,892		11,161
Current Portion of Loans and Notes		33,395		-
Line of Credit		941		2,862
Convertible Note		700,000		350,000
Accrued interest on Convertible Notes		40,500		-
Deferred Revenue		223,963		-
Other Current Liabilities		-		60
Total current liabilities		**1,502,467**		**415,740**
Promissory Notes and Loans		10,752		37,149
Total liabilities		**1,513,219**		**452,889**
MEMBERS' EQUITY				
Members' Equity		(1,221,758)		(327,051)
Total Members' Equity		**(1,221,758)**		**(327,051)**
Total Liabilities and Members' Equity	**$**	**291,461**	**$**	**125,839**

See accompanying notes to financial statements.

RKS OFF-ROAD LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net Revenue	$ 447,791	$ 20,958
Cost of Goods Sold	614,980	109,266
Gross profit	(167,189)	(88,308)
Operating expenses		
General and Administrative	646,388	263,936
Sales and Marketing	84,245	23,181
Total operating expenses	730,633	287,117
Operating Income/(Loss)	(897,822)	(375,425)
Interest Expense	47,245	104
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(945,067)	(375,529)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (945,067)**	**$ (375,529)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2019	**$**	**8,803**
Capital Contribution		81,416
Capital Distribution		(41,740)
Net income/(loss)		(375,529)
Balance—December 31, 2020	**$**	**(327,051)**
Capital Contribution		153,494
Capital Distribution		(103,134)
Net income/(loss)		(945,067)
Balance—December 31, 2021	**$**	**(1,221,758)**

See accompanying notes to financial statements.

RKS OFF-ROAD LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(945,067)	$	(375,529)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		43,431		-
Amortization of Intangibles		-		-
Changes in operating assets and liabilities:				
Acccounts receivable, net		(1,629)		-
Inventory		(245,836)		-
Prepaids and Other Current Assets		(10,186)		(5,274)
Accounts Payable		431,120		51,657
Credit Card		9,731		10,169
Deferred Revenue		223,963		-
Other Current Liabilities		(60)		60
Accrued interest on Convertible Notes		40,500		
Net cash provided/(used) by operating activities		**(454,034)**		**(318,917)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(65,976)		-
Net cash provided/(used) in investing activities		**(65,976)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		153,494		81,416
Capital Distribution		(103,134)		(41,740)
Line of Credit		(1,920)		2,862
Borrowing on Promissory Notes and Loans		6,998		37,149
Borrowing on Convertible Notes		350,000		350,000
Net cash provided/(used) by financing activities		**405,438**		**429,686**
Change in cash		(114,573)		110,770
Cash—beginning of year		120,565		9,795
Cash—end of year	**$**	**5,992**	**$**	**120,565**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	47,245	$	104
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

RKS Off-Road LLC was formed on September 23, 2020, in the state of California. The financial statements of RKS Off-Road LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Arcadia, California.

The company designs, engineers, and manufactures travel trailers capable of extended off-road, and off-grid applications. The trailers are designed and built to handle harsh environments. RKS Off-Road LLC will continue to be the operating company, holding all licensing to manufacture and sell travel trailers through dealer network. RKS Off-Road Corp is the parent company and will hold all future intellectual property.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021 and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, work-in-progress, and finished goods are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Forklift	3 years
Computer Equipment	3 years
Fabrication Tooling & Equip	3 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its travel trailers.

Cost of sales

Costs of goods sold include the cost of goods sold., freight, direct labor and contract labor.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $84,245 and $23,181, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 31, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2021	2020
Raw materials	$ 200,886	
Work in progress	44,949	
Total Inventory	**$ 245,836**	**$ -**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of December 31,	2021	2020
Prepaid expenses	$ 15,460	$ 5,274
Total Prepaids and other current asset	**$ 15,460**	**$ 5,274**

Other current liabilities consist of the following items:

As of December 31,	2021	2020
Sales tax payable	$ -	$ 60
Total Other Current Liabilities	**$ -**	**$ 60**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Forklift	$ 5,806	$ -
Computer Equipment	3,500	3,911
Fabrication Tooling & Equip	60,581	-
Property and Equipment, at Cost	**69,887**	**3,911**
Accumulated depreciation	(47,342)	(3,911)
Property and Equipment, Net	**$ 22,545**	**$ -**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $43,431 and $4,374 respectively.

6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021	
Member's name	**Ownership percentage**
Elisabeth Gritsch	48.4%
Travis King	48.4%
Ron Hanstad	3.2%
TOTAL	**100.0%**

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Red Rabbit- Secured Promissory Note	$ 30,000	4.00%	10/13/2020	15/03/2022	$ 1,200	$ 1,200	$ 30,000	$ -	$ 30,000	$ 133	$ 133	$ -	$ 20,000	$ 20,000
Jeep Loan	$ 17,354	4.29%	10/13/2020	2/10/2026	$ 744	$ 744	$ 3,395	$ 10,752	$ 14,147	$ 123	$ 123		$ 17,149	$ 17,149
Total					**$ 1,944**	**$ 1,944**	**$ 33,395**	**$ 10,752**	**$ 44,147**	**$ 256**	**$ 256**	**$ -**	**$ 37,149**	**$ 37,149**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 33,395
2023	3,395
2024	3,395
2025	3,395
Thereafter	566
Total	**$ 44,147**

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Notes-Ronald Hanstad	$ 550,000	8.00%	Fiscal Year 2020&2021	2022	33,300	33,300	550,000	-	583,300	-	-	350,000	$ -	350,000
Convertible Notes-Ronald Hanstad	$ 120,000	6.00%	Fiscal Year 2021	2022	7,200	7,200	120,000	-	127,200	-	-	-	$ -	-
Convertible Notes-Ronald Hanstad	$ 30,000	0.00%	Fiscal Year 2021	2022	-	-	30,000		30,000	-	-	-	$ -	-
Total					$ 40,500	$ 40,500	$ 700,000	$ -	$ 740,500	$ -	$ -	$ 350,000	$ -	$ 350,000

The convertible notes are convertible into LLC Member units at a conversion price. Maturity will take place in month twelve with a right to convert into LLC member units at a 20% discount, unless otherwise repaid by the company to redeem the note prior to that date, at the company's sole discretion. No early call by the purchaser will be made available for any reason unless by mutually acceptable conversion or by agreement. Additional monies may be paid earlier by the Company with no prepayment penalties. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Line of Credit

The Company entered into a Dell Business Credit Line agreement during fiscal year 2020. The credit facility size is $5,000. The total outstanding balance as of December 31, 2021, and December 31, 2020, was $941 and $2,862, respectively. The entire balance is classified as current.

8. RELATED PARTY

During 2020 and 2021, the company entered into eight convertible notes agreements with its owner, Ronald Hanstad, in the aggregate amount of $700,000. The convertible note bears an interest rate of 0%, 6% and 8% and has a maturity date set in 2022. As of December 31, 2021, and December 31, 2020, the outstanding balances of these notes were in the amount of $700,000 and $350,000, respectively.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

On June 16, 2016, the company entered into a multi-tenant lease agreement to rent commercial property. The rent ends on August 31, 2023. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation
2022	$ 88,764
2023	59,176
2024	-
2025	-
Thereafter	-
Total future minimum operating lease payments	**$ 147,940**

Rent expenses were in the amount of $87,608 and $14,504 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through March 31, 2022, which is the date the financial statements were available to be issued.

On February 11, 2022, the new company called RKS Off-Road Corp was incorporated in the state of California. RKS Off-Road Corp is a parent holding company of PKS Off-Road LLC.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $897,822, an operating cash flow loss of $454,034, and liquid assets in cash of $5,992, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

RKS Off-Road

Travel Trailers for Limitless Family Freedom


OFF-ROAD | OFF-GRID | ON PURPOSE
RKS
OFF-ROAD

Website · Arcadia, CA · CONSUMER PRODUCTS

RKS OFF-ROAD combines years of automotive, aerospace, and recreational vehicle expertise to deliver game-changing trailers built to last generations. We build for Limitless Family Freedom, intentionally designing features that increase durability, function and safety, while decreasing weight and waste.

$0.00 raised

0 Investors	$12.3M Valuation
$2.32 Price per Share	$232.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Reasons to Invest

- Already in production with superior quality, uncommon to the RV/Trailer industry. We are now expanding the product line on a next generation off-road toy hauler.
- The automotive industry is advancing rapidly, while the trailer and RV industry struggles to advance. We have the knowledge base to introduce innovation that compliments the EV vehicle needs.
- We are a team of gearheads with the knowledge and expertise from the automotive industry, setting out to redefine the quality expectations of the RV/Trailer industry while supporting local jobs. Proudly made and sourced in the USA!

An investment in this securities offering is an investment in RKS Off-Road Corp., the parent holding company of RKS Off-Road LLC, a wholly-owned subsidiary and the operating entity. RKS Off-Road Corp will fund RKS Off-Road LLC monthly based on an approved budgetary spend. All funds raised by the corporation from this Reg CF campaign will fund the LLC operations with the following exceptions: overhead associated to the corporation, purchase of tooling and equipment in support of the LLC, and the filing and maintenance of intellectual property.

Experience Limitless Family Freedom

At RKS - **we take the road less traveled**. That's why our world class **Overland Trailer** and new generation **Toy Hauler** can give you the confidence to go anywhere. We're here to provide boundless and limitless family freedom to venture wherever your heart desires, with comfort and convenience that's revolutionary in the trailer industry.



Inspired by adventure, our design process is built on decades of expertise in automotive engineering and recreational knowledge. We're based in California, so a healthy obsession with the outdoors is natural. As explorers and owners of our own RV rental business, we know what even the most demanding weekend warriors need.


WE BUILT THIS FOR THOSE THAT SEEK
ADVENTURE AND SOLITUDE AT THE SAME TIME.

THE PROBLEM

We Believe Off-Road Trailers Today are Inefficient, Outdated, and Poorly Designed

Efficiency: Most trailers are built 50-100% heavier because of slow changes to new materials and an over-dependence on heavier low-cost alternatives. This impacts...

- ***Range.*** The heavier it is, the more energy required to haul for gas and EV, and with rising gas prices, the impact is serious. Range anxiety on your adventures is not acceptable.
- ***Safety.*** For the best maneuverability, overall weight and weight distribution are critical. Our trailers are designed to tow right, when unloaded or fully loaded.
- ***Wear and Tear.*** Inefficient trailers cause excessive wear on the towing vehicle, and many times require larger vehicles to tow properly.


WOW!
THE RKS MADE IT WITHOUT
A SINGLE SCRATCH!!!

Technology: We believe OEMs in the trailer and RV industry are 20 years behind on technology. Many of these still use cheap 2 DIN radios, which doesn't quite meet our definition of modern.

Technology advancement should be exponential, and people are right to demand more! Interconnectivity to a car is expected, whereas RVs and trailers are lagging. Just as we're seeing the rise of EV vehicles, trailers too need to adapt.

Quality: The impact of poor quality builds means **more waste** in our landfills, due to parts replacements and trailers no longer useful, and **more chemical use**, when using more paint and bonding materials.

By skimping up front, **these costs get passed along to the owner** in the form of maintenance, repairs, services, and rapid depreciation.

THE SOLUTION

Adventure-Driven / Purpose-Built

RKS designs and builds with **PURPOSE**. Our trailers are capable of enduring rugged **off-road** terrains and can be **off-grid** for extended periods of time, all while taking steps for a better, brighter future in support of nature.


OFF-GRID
Water & Power Efficiency
High-end Electrical System
Creative Recycling Methods for Water
OFF-ROAD
Trailer Design & Build Quality Capable of Traversing All Terrain Conditions
High-End Materials Made to Last
ON-PURPOSE
Customized Parts, Created Specifically for RKS Units
Lower Weight, Easier Towability
Optimized Fuel Efficiency

We set out to design the trailer we wanted. Our team started from a blank slate, targeting something that was lightweight, had simple & reliable functions, and was constructed using quality parts.

Our first product is the **PURPOSE** trailer. Designed to fit in a garage, it has all the comforts of a queen bed, full bathroom and full kitchen, with 70 gallons freshwater and is towable with any vehicle that can tow 3,500lbs or more. Created with intention, we truly believe there is nothing else like it in the industry.


PURPOSE BUILT
LIMITLESS FAMILY FREEDOM
We intentionally design features that increase durability, function and safety, while decreasing weight and waste. We take the road less traveled ...
17'9 in length
70G fresh water
Sleeps 2 adults
SkyDeck & marine grade bimini top option

Based on our research, our trailers consume less energy than our competition. As America's vehicle fleet becomes more saturated with electric vehicles (EVs), this efficiency will help ensure more people are able to pull an RKS trailer on their adventures, reducing emissions and the costs of ownership.

Our next product is our Toy Hauler line, the **MOTIVE**. This trailer is going to take the PURPOSE to a whole new level.


MOTIVE
WE AIM TO MOTIVATE
ENJOY FREEDOM TO EXPLORE
The MOTIVE Series is a New Generation of Toy Hauler based on our "Purpose" platform, and the latest addition to the RKS Family.
19'11 in length
70G fresh water
Sleeps 4-6 adults
SkyDeck & marine grade bimini top option

Built to Last - Constructed with industrial strength composite and aluminum, fastened with stainless steel hardware, our proprietary design is off-road robust, and is built to last generations. Quality you can rely on for off-grid living.

Best Payload - The target dry weight is only 4,100lbs for the tandem axle HD version, which means you can comfortably tow with a mid-sized truck/SUV and still have an incredible payload of 3,400lbs. Now that feels like freedom.

Flexible Garage - Equipped to carry a 2-passenger side-by-side in a more compact design! Don't want to use it as a garage? No problem! Use the space flexibly, with different bed configurations or large dinette.

Function and Form - Often it is one or the other, but we deliver both tough styling and remarkable function in a tight package. Extra large all-terrain tires, on 20" wheels, wide-stance, 20 inches of ground clearance, and RKS proprietary aluminum t-slot profiles all around. The aerodynamic front utility cage compliments the bold look of an off-road toy hauler.

Efficiency - Off-grid means designing the trailer for maximum efficiency and long-term lower overall cost. By spending more today, each trailer is equipped to consume less energy and water over time. We use the most premium power and water management systems, including some of our own proprietary designs.

SkyDeck Rooftop - Most trailers have a ladder for access to the roof for maintenance. We have a proprietary ladder that converts to stairs, a storage compartment on the roof to store chairs and railings so you can set-up on the rooftop in a safe way. A skyview on your SkyDeck!

Future developments will include an industry changing on-board sewage processing system, including a proprietary method that will dump reclaimed water instead of stinky sewage.

RKS Off-Road is a trailer OEM with 7 dealerships, with plans to expand to a total of 10 dealerships, including one international dealership, later this year.

Our PURPOSE product starts at a $55K base price, typically optioned up to $65K, and comes fitted with universal t-slots throughout the trailer which can be accessorized by the customer.

The MOTIVE is being designed with efficiency targets learned from our PURPOSE line, improving our volume and margin for the coming years. At this time, the MOTIVE M19 is planned to retail for a base of $80K, with options like our Tandem Axle M19HD potentially optioning as high as $110K.

Lastly, when it comes to **licensing and parts sales**, we have 2 patentable designs for submission this year, and we expect more to come during the development requirements of our latest MOTIVE line. RKS intends to offer these products to the market to expand our earning portfolio.

THE MARKET

Entering the Market for the Long Haul

Latest impact study of the RV industry in North America was valued at $26.7B in 2020. The market is expected to grow 5% annually to $35.7B by 2026 (source). Within the next five years, 9.6 million households intend to purchase an RV (source).

Since the pandemic, this industry saw a sizable shift in how people vacation, demonstrating that the RV/Trailer industry is a strong anti-pandemic investment for your portfolio (source).


Over the last 20 years
RV ownership **increased**
62% to an astonishing
11.2 MILLION
HOUSEHOLDS
RKS
OFF-ROAD

(source)

We stand out amongst our competition because **we design and build our trailers to last generations**, introducing a higher level of quality expectation to the market. Our basis of quality is in automotive standards. In the 80's, this standard got disrupted by the Japanese automakers of the time. Now it is our turn to disrupt the RV industry!



OUR TRACTION

Revenues of Approximately $500,000 in the First Year of Production and Sold Out

RKS is currently partnered with seven dealerships, with approximately $500,000 revenues in our first year of production. We are sold out until mid-2022 and anticipate the MOTIVE Toy Hauler will continue to ramp up production and revenues.

Currently we are looking to add three more dealers to our list of partners in the US and are being contacted by international distributors.

We are ready to grow, with a strong core team with broad experience in our current build then we can cross-train rapidly to grow production. There is no lack of sales, our challenge is growing the production rates to keep up with demand. This is why we are seeking your investment to grow resources, inventory and people, in support of production growth.





WHY INVEST

Designed and Built to Last Generations

In the next 3 to 5 years, RKS intends to be the dominant OEM manufacturer for the trailer market by bringing uncompromising automotive quality, technology, and build standards to an industry ripe for change.

We’re well into our growth phase. Our brand is at a critical point of growth and our first PURPOSE product is already being sold through 7 dealerships across the nation. RKS is on the horizon of introducing even more game-changing products as we design and build for the ultimate off-road, off-grid and on purpose trailer. Your investment will help grow our production, and will assist with the resources needed to add a new product line with proprietary technologies.

It’s time to get outdoors and RKS is designing a sustainable future for generations to come. We hope you'll join us for a future full of adventure.


UNLIMITED FAMILY FREEDOM

October 2019

RKS Off-Road LLC Formed

Started the company to start the development

November 2019



Build Mule Prototype

Creates the box to physically understand packaging of parts inside

January 2020



T1 Prototype Kick-Off

Started to build first prototype of Purpose trailer

June 2020



T1 Prototype Complete

Finished the first prototype for trial

July 2020



First Customer Validation

Lent prototype to potential customer for use in Malibu

August 2020

First Trailer Order

Received first order for Purpose trailer

October 2020



Partnered with Hydrocor

Target to develop on-board waste processing for mobile units

April 2021



First Customer Delivery

Delivered in person

November 2021

Motive Development Kick-off

Started engineering the next series of trailer - Motive

March 2022



Motive Prototype Kick-off

Build first Motive prototype in time for Motorsport Show - 3 weeks

July 2022

Delivery of First International Sale

Fulfill order for 2 Motive units empty - custom off-road cargo trailer

In the Press

SHOW MORE

Meet Our Team





Elisabeth Gritsch

CEO/President & Director

Developing and driving the company forward through strategic target setting as well as operational excellence.

Successfully led and managed departments and projects in diverse industries, including recreational, automotive, insurance and security industries.

Managed 3 start-up companies to revenues & developed several EV start-ups (org. dev.)

Participated as a Director and VP in Automotive; Supported companies such as BMW, Ferrari, Daimler, VW, PSA, Porsche, etc.

Focuses on operational development & excellence, business process management, enterprise systems, multi-project management, quality & integrated management systems, and product development processes including customization and software maturity.

MBA from Kepler University, received an Austrian award for business process excellence (ISO/TS15504 – Automotive SPICE), and held several other ISO certifications.

Travis King

CFO & Director

Head of product strategy, advanced engineering and corporate strategy

At the age of 16 with starting his own car and boat detailing service

Managed in aerospace, food service, child development toys, software, and automotive, achieving awards and promotions in every company.

Managed 4 start-up companies to revenues

Focuses on management in product strategy, program management and program finance, budgeting, business process, and core team member in advanced engineering projects reporting directly to executive team

Dual BS degrees in Finance and Accounting from the University of Arizona

MBA from UC Irvine, with a focus on Entrepreneurship and Marketing

Offering Summary

Company	RKS Off-Road Corp.
Corporate Address	5511 N Peck Road, Arcadia, CA 91006
Offering Minimum	$9,999.20
Offering Maximum	$1,067,195.36
Minimum Investment Amount (per investor)	$232.00

Terms

Offering Type	Equity
Security Name	Class C Common Stock
Minimum Number of Shares Offered	4,310
Maximum Number of Shares Offered	459,998
Price per Share	$2.32
Pre-Money Valuation	$12,264,297.20

Investment Incentives & Bonuses*

Time-Based

- Friends and Family Early Birds: Invest within the first 48 hours and receive 15% bonus shares.
- Super Early Bird Bonus: Invest within the first week and receive 10% bonus shares.
- Early Bird Bonus: Invest within the two weeks and receive 5% bonus shares.

Amount-Based

- Invest $500
  - 1 Sweet Looking RKS Camo Cap
  - $250 discount voucher on a new model RKS trailer or accessory
- Invest $1,000
  - 1 Sweet Looking RKS Camo Cap
  - $500 discount voucher on a new model RKS trailer or accessory
- Invest $2,500
  - 1 Sweet Looking RKS Camo Cap
  - 1 Incredible DUX Camo Backpack
  - $1,250 discount voucher on a new model RKS trailer or accessory
- Invest $5,000
  - 1 Sweet Looking RKS Camo Cap
  - 1 Incredible DUX Camo Backpack
  - $2,500 discount voucher on a new model RKS trailer or accessory
  - 5% bonus shares
- Invest $10,000
  - 1 Sweet Looking RKS Camo Cap
  - 1 Incredible DUX Camo Backpack
  - $5,000 discount voucher on a new model RKS trailer
  - 5% bonus shares
- Invest $25,000
  - 1 Sweet Looking RKS Camo Cap
  - 1 Incredible DUX Camo Backpack
  - $12,500 discount voucher on a new model RKS trailer
  - 5% bonus shares
- Invest $50,000
  - 1 Sweet Looking RKS Camo Cap
  - 1 Incredible DUX Camo Backpack
  - $20,000 discount voucher on a new model RKS trailer
  - 10% bonus shares

**All perks occur when the offering is complete.*

The 10% StartEngine Owners' Bonus

RKS Off-Road Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class C Common Stock at 2.32 / share, you will receive 10 additional shares of Class C Common Stock, meaning you'll own 110 shares for $232. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

We are here at the expo and you are standing in front of the RKS Off-Road vehicle. What do you think? I'm in heaven right now. I'm pretty much hooked, battered, and ready to go in the pan.

My name is Brad, and I'm with the National RV Association for Inspectors, and I was called out here to do an inspection on a rig out in the back for another client. I had no idea what this company was, and so I was really pleasantly shocked when I walked in here and saw that they built custom off-road towable rigs. The experience I have in 40 years of personal or RV ownership, and then, the training I did with the national RV IAT - it was just incredible with what I see out there being built. That somebody's actually putting something really high quality together - the frame builds, the suspension. I'm watching the rims, how the wiring is being done. It's like somebody's really thinking ahead on what they're doing here, so pretty impressive, and I'm glad I got called out for this job. I wasn't expecting this. Thank you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

ARTICLES OF INCORPORATION
of
RKS OFF-ROAD CORP.

ARTICLE I

The name of this Corporation is RKS Off-Road Corp.

ARTICLE II

The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

The name and address in the State of California of this Corporation's initial agent for service of process is:

Brad A. Hakala, Esq.
One World Trade Center, Suite 1870
Long Beach, CA 90831

ARTICLE IV

The initial street and mailing address of this Corporation is:

5511 N. Peck Road
Arcadia, California 91006

ARTICLE V

A. The Corporation is authorized to issue One Hundred Million (100,000,000) Shares of "Common Stock." The shares which the Corporation is authorized to issue shall be issued in three (3) separate and distinct classes of Common Stock; namely Twenty Million (20,000,000) shares of Class "A" Common Stock, Sixty Million (60,000,000) shares of Class "B" Common Stock, and Twenty Million (20,000,000) shares of Class "C" Common Stock.

B. Subject to the approval by the Corporation's Board of Directors, the holders of a majority of all outstanding shares are authorized to increase or decrease (but not below the number of shares of such class then outstanding) the number of shares of any class of Common Stock subsequent to the issue of shares of that class so long as such authorization is within the limitations or restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any such class. In case the number of shares of any class shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such class. The Board of Directors are also authorized to determine or alter the rights, preferences, privileges, and restrictions granted or imposed upon any wholly unissued class of Common Stock.

C. The rights, preferences, privileges, restrictions, and other matters related to the Class "A," Class "B," and Class "C" Common Stock are as follows:

1. **Voting Rights**

(a) General Rights. Each share of Class "A" Common Stock shall be entitled to three (3) votes per share, and each such share shall have full voting rights and powers as established herein and shall be entitled to notice of any meeting of the shareholders in accordance with the Bylaws of the Corporation. Except as otherwise provided herein or as required by law, each share of Class "A" Common Stock shall vote together with the other classes of Common Stock that are entitled to vote at any annual or special meeting of the shareholders and not as a separate class, and may act by written consent in the same manner as all other classes of Common Stock that are entitled to vote.

Each share of Class "B" Common Stock shall be entitled to one (1) vote per share of Class "B" Common Stock held by a holder, and each such share shall have the voting rights and powers as established herein and shall be entitled to notice of any meeting of the shareholders in accordance with the Bylaws of the Corporation. Except as otherwise provided herein or as required by law, each share of Class "B" Common Stock shall vote together with the other classes of Common Stock that are entitled to vote at any annual or special meeting of the shareholders and not as a separate class, and may act by written consent in the same manner as all other classes of Common Stock that are entitled to vote.

The shares of Class "C" Common Stock, except as provided herein or as provided by law, shall not be entitled to any voting rights. Except as otherwise provided herein or as required by law, the shares of Class "C" Common Stock, if and when entitled to vote, shall be entitled to notice of any meeting of the shareholders in accordance with the Bylaws of the Corporation. Additionally, and except as provided by law, the shares of Class "C" Common Stock, if and when entitled to any vote, shall vote together with all other classes of Common Stock at any annual or special meeting of the shareholders and not as a separate class, and may act by written consent in the same manner as all other classes of Common Stock.

(**b**) **Separate Vote of Class "A" Common Stock**. For so long as Two Million (2,000,000) shares of Class "A" Common Stock (subject to adjustment for any stock split, reverse stock split, or other similar event affecting the Class "A" Common Stock after the filing date hereof) remain outstanding and issued, in addition to any other vote or consent required herein or by law, the vote or written consent of a majority of the outstanding and issued shares of Class "A" Common Stock shall be necessary for effecting or validating the following actions (whether by merger, recapitalization, or otherwise):

(i) Any alteration or change to the rights, preferences, or privileges of the shares of Class "A" Common Stock;

(ii) Any increase or decrease in the authorized number of shares of any and all classes of Common Stock;

(iii) Any authorization or any designation, whether by reclassification or otherwise, of any new class of stock or any other securities convertible into equity securities of the Corporation ranking on a parity with or senior to the shares of Class "A" Common Stock in right of voting rights or any increase in the authorized number of any such new class;

(iv) Any agreement by the Corporation or its shareholders regarding an Asset Transfer or Acquisition (each as defined in Section 3, hereof);

(v) Any increase or decrease in the authorized number of members of the Board;

(vi) Any amendment, alteration, or repeal of any provision of the Articles of Incorporation or the Bylaws of the Corporation;

(vii) Any incurrence of indebtedness in excess of Five Hundred Thousand Dollars and 0/100 ($500,000.00) (individually or in the aggregate with all other indebtedness of the Corporation);

(viii) Any guarantees of indebtedness except for trade accounts of the Corporation arising in the ordinary course of business;

(ix) Any material transaction or agreement with any officer or director of the Corporation other than modifications to employment or other existing compensation arrangements that are approved by the Board.

ARTICLE VI

The liability of the Directors of this Corporation for monetary damages shall be eliminated to the fullest extent permissible under California Law.

ARTICLE VII

This Corporation is authorized to provide indemnification of agents (as defined in Section 317 of the Corporations Code) for breach of duty to the Corporation and its stockholders through Bylaw provisions or through agreements with agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the Corporations Code.

ARTICLE VIII

Any repeal or modification of the foregoing provisions of Articles VI or VII by the shareholders of this Corporation shall not adversely affect any right or protection of an agent of this Corporation existing at the time of such repeal or modification.

Dated: February 11, 2022

____

Brad A. Hakala, Incorporator

EXHIBIT G TO FORM C

TESTING THE WATERS MATERIALS

[SEE ATTACHED]


RKS
OFF-ROAD
RKS LAUNCHES A
START ENGINE CAMPAIGN
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.
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